Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES SUBMISSION OF ITS CORPORATE GOVERNANCES PRACTICES REPORT TO “CODIGO PAIS” SURVEY

Medellin, Colombia, January 21, 2020

Bancolombia S.A. announces that it has submitted the report regarding its corporate governance practices to the “Codigo Pais” survey in accordance with Circular 028 of 2014 of the Colombian Superintendency of Finance.

The answers provided by Bancolombia can be found on Bancolombia’s website at www.grupobancolombia.com.co, and through the website of the Colombian Superintendency of Finance at www.superfinanciera.gov.co.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Alejandro Mejía
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (574) 4041837